





UNITEDSTATES
SECURITIES ANDEXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66411

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CE Capital Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

293 Boston Post Road, West Suite 500
(No. and Street)

Marlbourgh	MA	01752
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Dan 508-263-6200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cree Alessandri & Strauss CPAs LLC
(Name – *if individual, state last, first, middle name*)

20 Walnut Street	Wellesley Hills	MA	02481
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, Daniel Dan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CE Capital Advisors, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Manager

Title

Laureen G_ Sasseville

Digitally signed by Laureen G_ Sasseville
DN: C=US, OU="Notary Public, Commission Expires 10/19/2023", O=Commonwealth of Massachusetts, CN=Laureen G_ Sasseville, E=jerome20016@gmail.com
Reason: I attest to the accuracy and integrity of this document
Location: Worcester County
Date: 2021-02-28 14:21:16
Foxit PhantomPDF Version: 9.7.5

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CE Capital Advisors, Inc.
Financial Statements and
Supplemental Schedules
December 31, 2020

CE Capital Advisors, Inc.

Index

Report of Independent Registered Public Accounting Firm	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6
Review Report of Independent Registered Public Accounting Firm Required by SEC Rule 17a-5 for a Broker-Dealer claiming an exemption from SEC Rule 15c3-3	11
Supplementary Information Pursuant to Rule 17(a)-5 of the Securities and Exchange Act of 1934:	
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission Act of 1934	12
Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related To an Entity's SIPC Assessment Reconciliation	13

Cree Alessandri & Strauss
Certified Public Accountants LLC

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
CE Capital Advisors, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CE Capital Advisors, Inc. as of December 31, 2020, the related statements of operations, changes in Stockholder's equity and cash flows for the year ended December 31, 2020, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of CE Capital Advisors, Inc., as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of CE Capital Advisors, Inc.'s management. Our responsibility is to express an opinion on CE Capital Advisors, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to CE Capital Advisors, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Supplemental Schedule I - Computation of Net Capital Under SEC Rule 15c3-1 (page 14), has been subjected to audit procedures performed in conjunction with the audit of CE Capital Advisors, Inc.'s financial statements. The supplemental information is the responsibility of CE Capital Advisors, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedule I- Computation of Net Capital Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cree Alessandri + Strauss

We have served as CE Capital Advisors, Inc.'s auditor since December 31, 2009.

Cree Alessandri & Strauss CPAs LLC
February 22, 2021

1

20 Walnut Street, Suite 301, Wellesley Hills, MA 02481
T: 781-480-1517 F: 781-480-1525 www.cascpallc.com

CE Capital Advisors, Inc.
Statement of Financial Condition
December 31, 2020

Assets

Current assets

Cash and cash equivalents	$	175,176
Accounts receivable, net of $0 allowance		1,588
Prepaid charges and other current assets		3,030
Accounts receivable, parent		14,707
Total current assets		194,500
Total assets	$	194,500

Liabilities and Stockholder's Equity

Current liabilities

Accounts payable	$	727
Accrued expenses		331
Accounts payable, parent		6,679
Total current liabilities		7,737

Stockholder's equity

Common Stock, 1,500 shares $.01 par value authorized, 800 shares issued and outstanding	8
Additional paid in capital	231,917
Deficit	(45,162)
Total stockholder's equity	186,763
Total liabilities and stockholder's equity	$ 194,500

The Report of the Independent Registered Public Accountant and
notes are an integral part of these financial statements.

CE CAPITAL ADVISORS, INC.
Statement of Operations
For The Year Ended December 31, 2020

Revenues	$	552,699
Operating expenses:		
Salaries, payroll taxes and benefits		143,170
Rent		24,000
Professional fees		21,398
Incentive compensation		210,570
Other expenses		5,656
Telephone & data expenses		3,600
License & registration		2,520
Total operating expenses		410,915
Income from operations		141,783
Interest income		184
Income before taxes		141,967
Income taxes		(1,626)
Net Income (Loss) for year	$	143,593

The Report of the Independent Registered Public Accountant and
notes are an integral part of these financial statements.

CE Capital Advisors, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2020

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balance, January 1, 2020	$ 8	$ 231,917	$ (188,755)	$ 43,170
Income for year	-	-	143,593	143,593
Balance, December 31, 2020	$ 8	$ 231,917	$ (45,162)	$ 186,763

The Report of the Independent Registered Public Accountant and
notes are an integral part of these financial statements.

CE Capital Advisors, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2020

Cash flows from operating activities:	
Income (Loss) for year	$ 143,593
Adjustments to reconcile loss to net	
cash provided/(used) by operating activities:	
(Increase) decrease in:	
Accounts receivable	(16,294)
Prepaid charges and other current assets	(890)
Increase (decrease) in:	
Accounts payable	(5,831)
Unearned revenue	(128,610)
Net cash used by operating activities	(8,031)
Net decrease in cash and cash equivalents	(8,031)
Cash and cash equivalents, beginning of the year	183,208
Cash and cash equivalents, end of the year	$ 175,177
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Income taxes	$ 456
Interest	$ -

The Report of the Independent Registered Public Accountant and
notes are an integral part of these financial statements.

CE Capital Advisors, Inc.
Notes to Financial Statements
December 31, 2020

Note 1 – Nature of Business

CE Capital Advisors, Inc. (the "Company") was formed in October 2003 as a Massachusetts corporation. The Company is an independent registered broker-dealer and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company acts as a broker in merger and acquisition transactions for private firms.

The Company is a wholly owned subsidiary of Concentric Energy Advisors, Inc. ("Parent").

Note 2 – Significant Accounting Policies

Basis of accounting:
    The accompanying financial statements are presented on the accrual basis of accounting.

Cash and Cash Equivalents:
    The Company considers deposits with maturities of ninety days or less to be cash and cash equivalents.

Estimates:
    The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the use of estimates by management in determining assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Income Taxes:
    The Company is a C Corporation and files a consolidated federal return with the parent as well as a unitary Massachusetts state return with the parent. All income is taxed at the consolidated corporate level.

Subsequent Events:

    Management has evaluated subsequent events through February 22, 2021, the date at which the statements were approved and available for issuance.

Note 3 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined in the rule, shall not exceed 15 to 1.

At December 31, 2020, the Company had a net capital of $167,439 which exceeds the required minimum net capital of $5,000 by $162,439.

Note 4 – Related Party Transactions

The Company occupies office facilities and is provided general and administrative services by the Parent in accordance with an expense sharing agreement.

The Company is charged by the Parent for occupancy and administrative expenses which amounted to $ 27,600 for 2020. Shared expenses are not payable if the Company is unable to make payment due to lack of collections from customers and affiliate.

The financial position and results of operations could be different in the accompanying financial statements if these transactions with the Parent did not exist.

Note 5 – Deferred Income Tax

The Company files its income tax return on the cash basis of accounting. As a result, certain items such as accounts receivable and accounts payable while reflected in the accrual basis financial statements are not included in the tax returns.

Note 6 – Fair Value Measurements

The "Fair Value Measurements and Disclosures" topic in the FASB Accounting Standards Codification establishes a framework for measuring fair value. That framework provides a fair value hierarchy

Note 6 – Fair Value Measurements (continued)

that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy under FAS 157 and its applicability to the plan are described:

Level 1 – Pricing inputs are quoted prices available in active markets for identical investments as of the reporting date. As required by the FASB "Fair Value Measurements and Disclosures" topic, the organization does not adjust the quoted price for these investments, even in situations where the organization holds a large position, and a sale could reasonably impact the quoted price.

Level 2 – Pricing inputs are quoted prices for similar investments, or inputs that are observable, either directly or indirectly, for substantially the full term through corroboration with observable market data. Level 2 includes investments valued at quoted prices adjusted for legal or contractual restrictions specific to these investments.

Level 3 – Pricing inputs are unobservable for the investment, that is, inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability. Level 3 includes investments that are supported by little or no market activity.

The Organization did not have any assets or liabilities adjusted to fair value for the year ended December 31, 2020.

Note 7 – Revenue from Contracts with Customers

The Company has adopted ASU 2014-09 as of January 1, 2018. Management has evaluated the impact of the Company's adoption of ASU 2014-09 on its financial statements and determined that there was no significant impact to its financial position, results of operations and related disclosures. To make this determination, management has identified the contract with its customer, identified the performance obligations, determined the transaction price, allocated the transaction price to the performance obligations in the contract, and recognized revenue when the Company satisfies the performance obligation.

Note 8 – COVID-19

In March 2020, the COVID-19 virus was declared a global pandemic, resulting in federal, state and local governments mandating various restrictions. Management is continuing to monitor this situation to identify and address any potential interruptions in business operations caused by the pandemic. The Company's priorities are to ensure the safety of our staff while maintaining operations. Management has considered the consequences of COVID-19 and other events and conditions, and it has determined that they do not create a material uncertainty that casts significant doubt upon the entity's ability to continue as a going concern.

Cree Alessandri & Strauss
Certified Public Accountants LLC

Review Report of Independent Registered Public Accounting Firm
(required by SEC Rule 17a-5 for a Broker-Dealer
claiming an exemption from SEC Rule 15c3-3)

To: The Board of Directors of
CE Capital Advisors, Inc.

We have reviewed management's statement, included in the accompanying "Financial and Operational Combined Uniform Single Report – Part IIA, Exemptive Provision under Rule 15c3-3" in which (1) CE Capital Advisors, Inc. determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)) but also (1) does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on management's evaluation the Company makes the following statements to the best knowledge and belief of the Company:

1. We reviewed the provisions of Rule §15c3-3 and related guidance stated in the SEC Staff's FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.

2. The Company conducted business activities involving investment banking and advisory services to customers throughout the year ended December 31, 2020 without exception.

3. The Company met the identified conditions for such reliance throughout the period January 1, 2020 to December 31, 2020 without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CE Capital Advisors, Inc.'s

20 Walnut Street, Suite 301, Wellesley Hills, MA 02481
T: 781-480-1517   F: 781-480-1525   www.cascpallc.com

compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934 Footnote 74, 2013 release.

Cree Alessandri + Strauss

We have served as CE Capital Advisors, Inc.'s auditor since December 31, 2009.

Cree Alessandri & Strauss CPAs LLC
February 22, 2021

Cree Alessandri & Strauss, Certified Public Accountants LLC
20 Walnut Street, Suite 301, Wellesley Hills, MA 02481
T: 781-480-1517   F: 781-480-1525   www.cascpallc.com



CE CAPITAL ADVISORS

A FINRA MEMBER FIRM

Exemption Report
SEA Rule 17a-5(d)(4)

February 20, 2021

Cree, Alessandri & Strauss
Certified Public Accountants, LLC
20 Walnut Street
Wellesley Hills, MA 02481

Dear Mr. Alessandri:

We, as members of management of CE Capital Advisors, Inc. (the "Company") are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)) but also (1) does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1. We reviewed the provisions of Rule §15c3-3 and related guidance stated in the SEC Staff's FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.

2. The Company conducted business activities involving investment banking and advisory services to customers throughout the year ended December 31, 2020 without exception.

3. The Company met the identified conditions for such reliance throughout the period January 1, 2020 to December 31, 2020 without exception.

Daniel Dane
Financial Operations Manager

CE Capital Advisors, Inc.
Schedule I
Computation of Net Capital Under
Rule 15c3-1 of the Securities and
Exchange Commission Act of 1934

December 31, 2020

Net Capital:		
Total stockholder equity qualified for net capital	$	186,763
Deduction for non-allowable assets:		
Prepaid expenses and other current assets		(20,935)
Total non-allowable assets		(20,935)
Net capital before haircuts		165,828
Less: Haircuts		-
Net capital		165,828
Minimum capital requirement		5,000
Excess net capital	$	160,828
Aggregate indebtedness:		
Liabilities	$	7,737
Percentage of aggregate indebtedness to net capital		4.67%

No material differences exist between audited computation of net capital and
unaudited computation of net capital.

**Independent Registered Public Accounting Firm Report
on Agreed-Upon Procedures on schedule of
assessments and payments (Form SIPC 7)**

To the Board of Directors
CE Capital Advisors, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by CE Capital Advisors, Inc. and the SIPC, solely to assist you and SIPC in evaluating CE Capital Advisors, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. CE Capital Advisors, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences.

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

20 Walnut Street, Suite 301, Wellesley Hills, MA 02481
T: 781-480-1517   F: 781-480-1525   www.cascpallc.com

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on CE Capital Advisors, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cree Alessandri + Strauss

We have served as CE Capital Advisors, Inc.'s auditor since December 31, 2009.
Cree Alessandri & Strauss CPAs LLC
February 22, 2021

14

Cree Alessandri & Strauss, Certified Public Accountants LLC
20 Walnut Street, Suite 301, Wellesley Hills, MA 02481
T: 781-480-1517 F: 781-480-1525 www.cascpallc.com

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 12/31/2020

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

CE Captial Advisors, Inc.
293 Boston Post Road West, Suite 500
Marlborough, MA 01752

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Daniel Dane (508)263-6208

WORKING COPY

2. A. General Assessment (item 2e from page 2) $835

B. Less payment made with SIPC-6 filed (**exclude interest**) (498)

07/27/2020
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 337

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $337

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☑
Total (must be same as F above) $337

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CE Capital Advisors, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 27th day of January, 20 21.

CFO/FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2020
and ending 12/31/2020

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $556,448

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. 0

(2) Net loss from principal transactions in securities in trading accounts. 0

(3) Net loss from principal transactions in commodities in trading accounts. 0

(4) Interest and dividend expense deducted in determining item 2a. 0

(5) Net loss from management of or participation in the underwriting or distribution of securities. 0

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. 0

(7) Net loss from securities in investment accounts. 0

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 0

(2) Revenues from commodity transactions. 0

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 0

(4) Reimbursements for postage in connection with proxy solicitation. 0

(5) Net gain from securities in investment accounts. 0

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. 0

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). 0

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): 0

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0

Enter the greater of line (i) or (ii) 0

Total deductions 0

2d. SIPC Net Operating Revenues $556,448

2e. General Assessment @ .0015 $834.67

(to page 1, line 2.A.)

2